BRF S.A.

PUBLICLY HELD COMPANY
Corporate Taxpayer (CNPJ) 01.838.723/0001-27
Commercial Register (NIRE) 42.300.034.240
CVM 16269-2

MATERIAL FACT

A **BRF S.A.** ("**BRF**" or "**Company**") (B3: BRFS3; NYSE: BRFS), pursuant to CVM Resolution No. 44, of August 23, 2021, informs its shareholders and the market in general what follows:

The Company has received from Saudi Agricultural and Livestock Investment Company ("**SALIC**"), a letter through which SALIC presented a commitment to subscribe up to two hundred and fifty million (250,000,000) new shares to be issued by the Company ("**Investment Commitment Amount**"), in connection with a potential and future primary public offering of shares issued by the Company at the same price offered to the public in connection with such offering, provided that (1) such price does not exceed R$9.00 per common share and (2) an aggregate number of shares equal to no less than 2/3 of the Investment Commitment Amount are allocated to SALIC in the offering ("**SALIC Commitment**").

Among other conditions customary to this type of transaction, the SALIC Commitment is subject to the fulfillment of certain customary condition and the following:

(i) the potential and future primary public offering of shares issued by the Company ("**Offering**") of five hundred million shares (500,000,000) shall be registered with the Brazilian securities and exchange commission ("**CVM**") pursuant to CVM Resolution No. 160, dated July 13, 2022, as amended ("**CVM Resolution No. 160**"), under the automatic registration rite, provided that a partial distribution would not be permitted;

(ii) the financial settlement of the Offering must occur on or prior to December 31, 2023;

(iii) Marfrig Global Foods S/A ("**Marfrig**"), a shareholder of the Company, must submit a commitment for subscription of up to two hundred and fifty million (250,000,000) new shares issued by the Company in the context of the Offering, subject to, among other customary conditions (x) a maximum price of nine Brazilian reais per share (R$9.00); and (y) Marfrig subscribing to, at least, its entire pro rata allotment of shares under the priority portion of the Offering ("**Marfrig Conditions**");

(iv) the Company's shares shall remain listed on the Novo Mercado segment of the B3 S.A. – Brasil, Bolsa, Balcão;

(v) prior to launch of the Offering, the Company's shareholders must have approved the removal of article 41 of the Company's Bylaws, which provides for a mandatory tender offer in case of the acquisition of a certain relevant stake in the Company's capital stock; and

(vi) the Offering in Brazil must be exclusively primary and intended only to the Company's shareholders, pursuant to CVM Resolution No. 160, and professional investors.

As a result of the condition indicated in item (iii) above, the Company contacted Marfrig, which also presented a commitment to subscribe up to two hundred and fifty million (250,000,000) new shares issued by the Company, in the context of the Offering and subject to the Marfrig Conditions ("**Marfrig Commitment**").

After receiving the SALIC Commitment and the Marfrig Commitment, the Company's Board of Directors held an extraordinary meeting, approving (a) the engagement of a financial advisor to analyze alternatives to conduct the Offering, considering the distribution of five hundred million shares (500,000,000) new shares of the Company, at a potential price per share of R$9.00 (nine reais), and (b) the calling of an extraordinary general meeting of the Company to resolve on (x) the increase of the limit of the Company's authorized capital so that the Board of Directors can resolve on the implementation of the Offering; and (y) the removal of article 41 of the Company's Bylaws (with the consequent waiver of its application in the context of the Offering) conditioned on the effective launch of the Offering, all as per the call notice and management proposal to be disclosed by the Company on June 1st, 2023 ("**EGM**").

If the matters subject to the EGM are approved by the Company's shareholders, the Company's Board of Directors will meet in due course to resolve on the implementation of the Offering.

Lastly, it should be noted that nothing in this Material Fact should be interpreted as a guarantee that the Offering will be implemented, which is subject the corporate approvals described herein and any registrations and approvals required by applicable law. This Material Fact is merely informative and should not, under any circumstances, be interpreted as an investment recommendation, nor as an offer to acquire any securities issued by the Company.

The Company will keep its shareholders and the market informed about the progress of the Offering through the disclosure of a notice to the market or material fact on websites of CVM (www.cvm.gov.br), B3 (www.b3.com.br) and the Company (www.ri.brfglobal.com).

This Material Fact not an offer of securities for sale in the United States or any other jurisdiction. Any securities of the Company may not be offered or sold in the United States absent registration or an exemption from registration, and any public offering of such securities that may be made in the United States will be made by means of a prospectus that, in that case, might be obtained from the Company,

São Paulo, May 31, 2023.

Fabio Luis Mendes Mariano

Chief Financial and Investor Relations Officer